Form 10-K, Exhibit 13
period 1997-12-31
BRASS EAGLE INC
filed 1998-03-25
CIK 1046112

                                                                      EXHIBIT 13

                            Selected Financial Data
--------------------------------------------------------------------------------

     The following table presents selected historical financial data of the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes hereto included herein. The data for the year ended December 31, 1993 is derived from unaudited financial statements.

                                                                     Year Ended December 31,
                                                          (Dollars in thousands except per share data.)
------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:                              1997      1996       1995       1994      1993
------------------------------------------------------------------------------------------------------------
Net Sales                                                36,139    13,838      4,319      2,615       851
Operating Income                                          6,062     1,789         89        400       (60)
Net Income                                                3,636       882          1        247       (37)
Diluted Net Income Per Share                               0.64      0.16

BALANCE SHEET DATA: (at period end)
------------------------------------------------------------------------------------------------------------
Total Assets                                             36,229     9,269      6,288
Long-Term Debt, Less Current Maturities                      18     1,892      3,043

                                                       Management's Discussion &
                                                 Analysis Of Financial Condition
                                                       And Results Of Operations
--------------------------------------------------------------------------------

     The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the Financial Statements and the related notes thereto, which are included elsewhere in this report.


GENERAL

     Based on market data compiled in part by the company and management's knowledge of the industry, Brass Eagle believes that it is a worldwide leader in the design, manufacture, marketing and distribution of paintball products. The Company's sales have grown rapidly, from $4.3 million in 1995 to $13.8 million in 1996 and to $36.1 million in 1997. Based on this market data and industry knowledge, the Company believes that its growth has been the result of increasing market acceptance of paintball products and, more specifically, growing demand from consumers through mass merchandisers and major sporting goods retailers for Brass Eagle products. The Company believes significant opportunities for growth continue to exist worldwide and intends to increase market awareness both nationally and internationally through an active growth campaign.

     While the Company's gross profits have increased from $1.9 million in 1995 to $11.3 million in 1997, the Company's gross margins have been negatively impacted by increased sales of lower margin paintballs and paintball accessories. Operating expenses as a percentage of sales continue to decrease as the Company realizes operating efficiencies from increased volume, as well as from the decrease in royalty expense beginning in October 1995.

     For the years ended December 31, 1995 and 1996, and the eleven month period ended November 25, 1997, Brass Eagle shared operational and administrative facilities with Daisy. As a result, manufacturing, selling, and administrative expenses had to be allocated between Daisy and Brass Eagle. Allocations were based on various activities including quantity of inventory produced, quantity of inventory received, number of shipments, headcount, and estimates of time spent on Brass Eagle. Sales, returns, material cost, and direct labor cost were not allocated because they could be specifically identified to Brass Eagle. Management must make estimates and assumptions in preparing financial statements that affect the amounts reported therein and the disclosures provided. The Company believes all allocations made were reasonable and that any errors in the historical allocations would not have a material adverse affect on the company and its prospects. However, there can be no assurance that these historical allocations reflect the costs the company will incur in the future.


RESULTS OF OPERATIONS

     The following table sets forth operations data as a percentage of sales for the periods indicated.

                                             1997           1996           1995
--------------------------------------------------------------------------------
Sales                                      100.0%         100.0%         100.0%
Cost of Sales                                68.6           69.6           56.9
Gross Margin                                 31.4           30.4           43.1
Operating Expenses                           14.6           17.5           41.1
Operating Income                             16.8           12.9            2.0
Net Income                                   10.1            6.4            0.0

Management's Discussion &
Analysis Of Financial Condition
And Results Of Operations
--------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996.

     Sales. Sales increased by 161.6% to $36.1 million in 1997 compared to $13.8 million in 1996. The increase in sales was primarily due to higher unit volume of all products. Domestic sales increased by 189.8% to $34.2 million (or
94.7% of sales) in 1997 from $11.8 million (or 85.5% of sales) in 1996. International sales decreased by 5.0% to $1.9 million (or 5.3% of sales) in 1997 from $2.0 million (or 14.5% of sales) in 1996.

     Gross Margin. Gross margin (gross profit as a percentage of net sales) increased to 31.4% in 1997 compared to 30.4% in 1996 principally due to raw materials purchasing and manufacturing spending efficiencies.

     Operating Expenses. Operating expenses increased by 120.8% to $5.3 million in 1997 compared to $2.4 million in 1996 as the business grew but decreased as a percentage of sales from 17.5% to 14.6%. The decrease in operating expenses as a percent of sales was primarily the result of certain fixed expenses being allocated over an increased sales base.

     Operating Income. Operating income increased by 238.9% to $6.1 million in 1997 compared to $1.8 million in 1996. The increase was primarily due to higher unit sales volume.

     Interest Expenses. The Company incurred interest expense of $169,000 in 1997 compared to $315,000 in 1996. The decrease was primarily due to the scheduled debt payments reducing outstanding borrowings incurred in connection with the BEI Acquisition.

     Income Tax Rate. Based upon tax expenses allocated on a separate return basis, the Company's effective Federal and State income tax rate was 38.3% in 1997 and 1996.

YEAR-ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Sales. Sales increased by 220.9% to $13.8 million in 1996 compared to $4.3 million in 1995. The increase was primarily due to higher unit volume in all of the Company's products, the addition of new products in the accessories category, and the introduction of the new Raptor paintball gun. Domestic sales increased by 187.8% to $11.8 million (or 85.5% of sales) in 1996 from $4.1 million (or 93.9% of sales) in 1995. International sales increased by 660.5% to $2.0 million (or 14.5% of sales) in 1996 from $263,000 (or 6.1% of sales) in 1995.

     Gross Margin. Gross margin decreased to 30.4% in 1996 compared to 43.1% in 1995. The decrease was primarily due to increases in unit volume of paintballs, which have significantly lower margins than the Company's other products.

     Operating Expenses. Operating expenses increased by 33.3% to $2.4 million in 1996, compared to $1.8 million in 1995, principally due to increased sales and marketing expenses. The increase related in part to an increase in the number of employees, but was primarily due to increased unit volume related expenses, e.g., freight and commission. Operating expenses in 1995 decreased from 41.1% to 17.5% of sales in 1996 primarily due to the termination in October, 1995 of the royalty arrangement with BEI which accounted for $487,000 (or 11.2% of sales in 1995) and increases in unit volume.

     Operating Income. Operating income increased by 1,922.5% to $1.8 million in 1996, compared to $89,000 in 1995. The increase was primarily due to higher unit sales volume.

                                                       Management's Discussion &
                                                 Analysis Of Financial Condition
                                                       And Results Of Operations
--------------------------------------------------------------------------------

     Interest Expense. The Company incurred interest expense of $315,000 in 1996, compared to $87,000 in 1995. The increase was due to debt incurred in connection with the BEI Acquisition.

     Income Tax Rate. Based upon tax expenses allocated on a separate return basis, the Company's effective Federal and State income tax rate was 38.3% in 1996 and 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company will use the remaining proceeds from the offering to finance working capital to support the planned growth of the business and for general corporate purposes, which may include the investment in or acquisition of complementary businesses. During the past three years the Company has satisfied its operating cash needs, other than cash required to finance the BEI Acquisition in October 1995, through intercompany borrowings from Daisy.

     Net cash used in operating activities for 1997, was $2.2 million, which consisted primarily of net income of $3.6 million, depreciation and amortization expense of $751,000, stock option compensation expense of $298,000, less increases in accounts receivable of $8.7 million and inventory of $2.4 million and an increase in accounts payable and accrued expenses over prepaid expenses of $4.4 million. Net cash used in operations for 1996 was $499,000, which consisted primarily of net income of $882,000, depreciation and amortization expense of $426,000, and a net increase of accounts payable and accrued expenses over prepaid expenses of $994,000, less the increases in accounts receivable of $2.4 million and inventory of $649,000.

     Net cash used in investing activities was $13.5 million for 1997 and $112,000 for 1996, which consisted of purchases of property, equipment, other assets and the purchase of investments with the proceeds of the offering in 1997. The company does not have any capital commitments for the next 12 months but expects to spend approximately $1.2 million during that period for the following: plant and facilities, product development, and increased production capacity. The Company is aware of the year 2000 issue and has recognized the need to ensure that its computer operations and operating systems will not be adversely affected by the year 2000 prior to processing information which will include dates in the year 2000. During 1997, the Company upgraded its primary business enterprise system to a version that is year 2000 compliant and does not anticipate any significant cost to be incurred related to year 2000 compliance issues. However, there can be no assurance that the systems of other companies, including customers and suppliers on which the Company's systems interact and transmit data will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

     Net cash provided by financing activities was $16.1 million in 1997, which consisted of a $2.3 million reduction of long-term debt, a $5.2 million reduction of the intercompany borrowings from Daisy, a $2.0 million reduction of "due to affiliate" borrowings from Daisy and a $25.7 increase from proceeds received from the stock offering. Net cash provided by financing activities was $611,000 in 1996, which consisted of a $1.1 million reduction of the long-term debt and $1.7 million of additional borrowings from Daisy. As of December 31, 1997, the Company had a non-interest bearing term debt with a remaining face value of $745,000 payable to the prior owners of BEI, secured by specific equipment The note has an imputed interest rate of 8.4% and is payable in two installments of $350,000 and $395,000, on January 31, 1998 and October 3, 1998, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130 ("FAS 130"). "Reporting Comprehensive Income," which the company is required to adopt for 1998. This statement will require the Company to report in the financial statements, in addition to net income, comprehensive income and its components including foreign currency items and unrealized gains and losses on certain investments in debt

Management's Discussion &
Analysis Of Financial Condition
And Results Of Operations
--------------------------------------------------------------------------------

and equity securities. Upon adoption of FAS 130, the Company is also required to reclassify financial statements for earlier periods provided for comparative purposes. The adoption of FAS 130 will not have a significant impact on the Company's consolidated financial statement disclosures.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("FAS 131"), "Disclosures about Segments of an Enterprise and Related Information," which the Company is required to adopt for its 1998 annual financial statements. This statement establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Under FAS 131, operating segments are to be determined consistent with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company has not determined the impact of the adoption of this new accounting standard on its financial statement disclosures.


REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

Board of Directors
Brass Eagle, Inc.
Rogers, Arkansas

     We have audited the accompanying balance sheets of Brass Eagle Inc. (Brass Eagle) as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brass Eagle Inc. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

     As explained in Note 1, the financial statements include significant allocations of costs and expenses of Daisy Manufacturing Company allocated to Brass Eagle.


Crowe, Chizek and Company LLP
Oak Brook, Illinois

January 30, 1998, except for Note 5 as to which the date is March 5, 1998

                                                               BALANCE SHEETS
                                             (In thousands except share data)

December 31, 1997 and 1996

                                                                          1997                  1996
-------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash                                                                  $   504               $   --
  Securities available-for-sale                                          12,659                   --
  Accounts receivable -- less allowance for doubtful accounts
   of $118 in 1997 and $52 in 1996                                       12,242                3,656
   Due from affiliate                                                     2,024                   --
   Inventories                                                            3,584                1,195
   Prepaid expenses and other current assets                                737                  379
   Deferred income taxes                                                    479                   83
-------------------------------------------------------------------------------------------------------------
    Total current assets                                                 32,229                5,313

Property and equipment, net                                               1,334                1,070

Other assets
   Intangible assets, net                                                 2,666                2,886
-------------------------------------------------------------------------------------------------------------
                                                                        $36,229               $9,269
-------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt                                  $   698               $1,151
  Accounts payable                                                        4,695                1,122
  Accrued expenses                                                        1,561                  422
  Due to affiliate                                                        2,737                3,352
-------------------------------------------------------------------------------------------------------------
    Total current liabilities                                             9,691                6,047

Long-term debt, less current maturities                                      18                1,892
Deferred income taxes                                                       365                  200
Stockholders' equity
  Common stock, $ .01 par value; 10,000,000 shares
   authorized, 7,225,121 issued and outstanding                              72                   --
  Additional paid-in capital                                             25,631                   --
  Retained earnings                                                         452                1,130
-------------------------------------------------------------------------------------------------------------
                                                                         26,155                1,130
-------------------------------------------------------------------------------------------------------------
                                                                        $36,229               $9,269
-------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

Statements Of Operations
(In thousands except share and per share data)

Years ended December 31, 1997, 1996, and 1995

                                                   1997        1996        1995
--------------------------------------------------------------------------------

Net sales                                        $36,139     $13,838      $4,319

Cost of sales                                     24,800       9,625       2,456
--------------------------------------------------------------------------------
Gross profit                                      11,339       4,213       1,863

Operating expenses
Selling and marketing                              3,385       1,472         640
General arid administrative                        1,686         750         595
Royalty expense                                       --          --         487
Amortization expense                                 206         202          52
--------------------------------------------------------------------------------
                                                   5,277       2,424       1,774
--------------------------------------------------------------------------------

Operating income                                   6,062       1,789          89
Other expense
Interest expense, net                                169         315          87

Other, net                                            --          45          --
--------------------------------------------------------------------------------
                                                     169         360          87
--------------------------------------------------------------------------------

Income before income taxes                         5,893       1,429           2
Provision for income taxes                         2,257         547           1
--------------------------------------------------------------------------------

Net income                                       $ 3,636     $   882      $    1
================================================================================
Pro forma basic net income per share             $  0.69     $  0.18      $   --
================================================================================
Diluted net income per share                     $  0.64     $  0.16      $   --
================================================================================


See accompanying notes to financial statements.

                Statements Of Shareholders' Equity
                                    (In thousands)


December 31, 1997, 1996, and 1995
                                                 Additional
                                          Common   Paid-in   Retained
                                          Stock    Capital   Earnings    Total
--------------------------------------------------------------------------------
Balance, January 1, 1995                    $--   $   --     $   247   $    247
Net income                                   --       --           1          1
--------------------------------------------------------------------------------
Balance, December 31, 1995                   --       --         248        248
Net income                                   --       --         882        882
--------------------------------------------------------------------------------
Balance, December 31, 1996                   --       --       1,130      1,130
Stock options granted                        --      298          --        298
Reorganization and stock split               46      (46)         --         --
Net income for the period January 1, 1997
 through November 25, 1997                   --       --       3,184      3,184
Distribution of divisional equity            --     (298)     (4,314)    (4,612)
Issuance of common stock                     26   25,677          --     25,703
Net income for the period November 26,
 1997 through December 31, 1997              --       --         452        452
--------------------------------------------------------------------------------
Balance, December 31, 1997                 $ 72  $25,631     $   452   $ 26,155
--------------------------------------------------------------------------------



See accompanying notes to financial statements.

Statements Of Cash Flows
(In thousands)


Years ended December 31, 1997, 1996, and 1995

                                                        1997      1996     1995
--------------------------------------------------------------------------------
Cash flows from operating activities
   Net income                                        $  3,636 $   882   $     1
   Adjustments to reconcile net income to
    net cash from operating activities
     Deferred income taxes                             (231)      124        10
     Depreciation and amortization                      751       426       102
     Provision for doubtful accounts                     66        34        18
     Loss on sale of equipment                           --        46        --
     Stock option compensation expense                  298        --        --
     Changes in assets and liabilities
       Accounts receivable                           (8,652)   (2,356)     (735)
       Inventories                                   (2,389)     (649)     (314)
       Prepaid expenses and other assets               (358)     (323)      (42)
       Accounts payable and accrued expenses          4,712     1,317       188
--------------------------------------------------------------------------------
         Net cash used in operating activities       (2,167)     (499)     (772)

Cash flows from investing activities
   Purchases of property and equipment                 (795)     (217)      (48)
   Acquisition of BEI assets                             --        --    (2,178)
   Proceeds from sale of equipment                       --       105        --
   Purchase of securities available-for-sale        (12,659)       --        --
--------------------------------------------------------------------------------
     Net cash used in investing activities          (13,454)     (112)   (2,226)

Cash flows from financing activities
   Net proceeds from stock offering                  25,703        --        --
   Proceeds (payments) on long-term debt             (2,327)   (1,122)    2,000
   Net proceeds (payments) on intercompany debt      (5,227)    1,733       998
   Due from affiliate                                (2,024)       --        --
--------------------------------------------------------------------------------
   Net cash provided by financing activities         16,125       611     2,998
--------------------------------------------------------------------------------
Net change in cash                                      504        --        --
Cash at beginning of year                                --        --        --
--------------------------------------------------------------------------------
Cast at end of year                                $    504   $    --   $    --
--------------------------------------------------------------------------------
Supplemental disclosures of cash flow information
   Cash paid during the year
    Interest                                       $    318   $   227   $    41

Supplemental schedule of noncash investing
   and financing activities
      The Company purchased certain assets of BEI
      for $4,343,475
        The purchase price was allocated as follows
         Production equipment                          --        --          73
         Tooling                                       --        --       1,146
         Intangible assets                             --        --       3,125
--------------------------------------------------------------------------------
          Total purchase price                         --        --       4,344
         Cash paid                                     --        --      (2,178)
--------------------------------------------------------------------------------
          Amount financed by seller                $   --     $  --     $ 2,166
--------------------------------------------------------------------------------

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------
                                  (in thousands except share and per share data)

NOTE 1 --
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies and practices followed by the Company are as follows:

   Description of Business: Brass Eagle Inc. (the "Company" or "Brass Eagle") is a leading manufacturer of paintball guns and other paintball products, and was a division of Daisy Manufacturing Company, Inc. ("Daisy") until the Reorganization described below. The Company sells its products through both foreign and major national domestic retailers. The financial statements have been prepared using certain estimates and allocations (see below) and include only the accounts of Brass Eagle.

   Reorganization: Concurrently with the consummation of the initial public offering (the Offering) of common stock on November 26, 1997, Daisy effected a corporate reorganization (the "Reorganization"). In preparation for the Reorganization, the Company transferred all of its nonpaintball-related assets, operations, and liabilities to a newly-created subsidiary, Daisy Manufacturing Company, a Delaware corporation ("New Daisy"), on November 24, 1997, retaining only its paintball-related assets, operations, and liabilities. The Company then distributed all of the issued and outstanding common stock of New Daisy to the Company's existing stockholders in a spin-off transaction described under
Section 355 of the Internal Revenue Code of 1986, as amended, and a majority of the Company's common and preferred shareholders adopted a Restated Certificate of Incorporation which, among other things, increased the authorized capital stock of the Company to 10 million shares of common stock and eliminated the authorization for shares of preferred stock, whereupon the outstanding shares of the Company's preferred stock were canceled without consideration. New Daisy has agreed to indemnify and hold harmless the Company and its directors, officers, employees, and shareholders from and against all liabilities and obligations arising with respect to the Company's nonpaintball-related operations. In addition, the Company has agreed to indemnify and hold harmless New Daisy and its directors, officers, employees, and shareholders from and against all liabilities and obligations arising with respect to the paintball-related operations.

   Weighted Average Common Shares Outstanding: As discussed above, the Company completed a reorganization prior to the initial public offering. Accordingly, the historical presentation of net income per common share is based on the shares outstanding prior to the offering, the weighted average outstanding stock options, and the number of shares to be issued in the offering whose proceeds will be used to pay the divisional equity to Daisy as if all shares had been outstanding during all periods presented (see Note 14).

   Revenue Recognition: The Company recognizes revenue, net of allowances for estimated returns upon shipment of product.

   Securities Available-for-Sale: Securities are classified as available-for-sale when the Company may decide to sell those securities for changes in market interest rates, liquidity needs, changes in yield or alternative investments and for other reasons. They are carried at fair value. Unrealized gains and losses on securities available-for-sale are charged or credited to a valuation allowance which is included as a separate component of stockholder's equity. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. At December 31, 1997, the cost of securities available-for-sale approximated their fair value.

   Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

   Property and Equipment: Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements which significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

   Tools and dies are depreciated using the units of production method. Manufacturing equipment and office equipment are depreciated over the estimated useful

Notes to Financial Statements
(in thousands except share and per share data)

life of the assets, ranging from six to twelve years, using the straight-line method. Amortization of leasehold improvements is based on the shorter of the lease term or the useful life, using the straight-line method.

   Intangible Assets: Intangible assets, including the Brass Eagle name and debt financing costs, are stated at amortized cost. Intangible assets are being amortized over the useful life of the assets, primarily 15 years on a straight-line basis and debt financing costs are amortized over the period of the related debt. Accumulated amortization was $478 and $258 as of December 31, 1997, and 1996, respectively.

   The valuation of intangible assets is reviewed on an ongoing basis by comparing the unamortized cost of the asset to the related projected undiscounted revenue streams. Any impairment is charged to operations in the period determined.

   Income Taxes: The Company has a tax allocation agreement with Daisy which provides for income taxes to be payable by Brass Eagle on the same basis as if the Company had filed a separate income tax return.

   A deferred tax liability or asset is determined at each balance sheet date. It is measured by applying enacted tax laws to future amounts that will result from differences in the financial statement and tax bases of assets and liabilities.

   Financial Instruments: The carrying value of accounts receivable and accounts payable approximates fair value because of the short maturity of these items. Based on the current market rates available to the Company, the fair value of long-term debt approximates carrying value.

   Initial Public Offering: On November 26, 1997, the Company completed its initial public offering of its common stock. In connection with the Offering, the Company issued 2,275,000 shares of stock and received net proceeds of approximately $22,212 net of underwriting discounts and offering expenses. On December 3, 1997, the Company sold an additional 341,250 shares which had been reserved for the underwriting over-allotment and received net proceeds of $3,491, net of underwriting discounts.

   Allocations and Use of Estimates: During the three-year period ended December 31, 1997, Brass Eagle shared operational and administrative facilities with Daisy. As a result, certain manufacturing, selling and administrative expenses had to be allocated between Daisy and Brass Eagle. Allocations were based on various activities including quantity of inventory produced, quantity of inventory received, number of shipments, headcount and estimates of time spent on Brass Eagle's paintball-related operations. Management believes that these allocations are based on a reasonable method. Sales, returns, material cost and direct labor cost were not allocated because they could be specifically identified to Brass Eagle.

   Management must make estimates and assumptions in preparing financial statements that affect the amounts reported therein and the disclosures provided. These estimates, allocations, and assumptions may change in the future and future results could differ.

NOTE 2 -- ACQUISITIONS

   On October 1, 1995, Daisy purchased certain assets of BEI for $4,344. The purchase price was allocated to equipment, tools, dies, jigs, molds and exclusive rights to the Brass Eagle name. The purchase price was allocated to the tangible and intangible assets acquired as follows:


Production equipment                                                    $    73
Tooling                                                                   1,146
The Brass Eagle name                                                      3,125
--------------------------------------------------------------------------------
                                                                        $ 4,344
================================================================================

NOTE 3 -- INVENTORIES

   Inventories consist of the following components:

                                                              1997         1996
--------------------------------------------------------------------------------
Finished goods                                               $2,320      $  437
Raw materials                                                 1,264         758
--------------------------------------------------------------------------------
Total inventory                                              $3,584      $1,195
================================================================================

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------
                                  (in thousands except share and per share data)

NOTE 4 -- PROPERTY AND EQUIPMENT

   Property and equipment consist of the following major classifications:

                                                              1997         1996
--------------------------------------------------------------------------------
Tools and dies                                               $1,480      $1,117
Manufacturing equipment                                         248         169
Leasehold improvements                                           85          --
Office equipment                                                136          21
--------------------------------------------------------------------------------
                                                              1,949       1,307
Accumulated depreciation                                       (783)       (237)
--------------------------------------------------------------------------------
                                                              1,166       1,070
--------------------------------------------------------------------------------
Construction in progress                                        168          --
--------------------------------------------------------------------------------
                                                             $1,334      $1,070
================================================================================

NOTE 5 -- LONG-TERM DEBT

   The Company had a term loan agreement specifically allocated in the Daisy credit facility at LIBOR plus 2.5%. This allocated portion, along with borrowings under the loan by Daisy Manufacturing, were secured by all personal assets including accounts receivable, inventory, property and equipment, and intangible properties of both Daisy and Brass Eagle. As of December 31, 1997 and 1996, the Company had $0 and $1,800, respectively, outstanding under this term loan agreement.

    Covenants related to the term loan agreement establish borrowing limitations and net worth, interest coverage, and debt to equity and cash flow requirements and impose restrictions on the disposition and purchase of assets and the creation and retirement of debt for Daisy. On March 5, 1998, the bank released its security interest in the assets of Brass Eagle.

    The Company, through Daisy, also has a non-interest-bearing promissory note in an original face amount of $2,500, which is secured by certain assets. This note has been discounted at 8.4% which was the Company's incremental borrowing rate as of October 1, 1995, the inception of the note. The present value of the note outstanding at December 31, 1997 and 1996 was $690 and $1,243, respectively. The balance of this note is payable in two installments of principal and accrued interest in January and October, 1998.

   Aggregate maturities of long-term debt as of December 31, 1997 are as follows

 1998                                                                     $698
 1999                                                                        8
 2000                                                                        9
 2001                                                                        1
--------------------------------------------------------------------------------
                                                                          $716
================================================================================

NOTE 6 -- LEASES

   The Company leases its manufacturing and administrative facilities and certain operating equipment under operating leases which expire December, 1999. In addition, the Company leases office facilities under an operating lease. Rent expense approximated $106 and $27 for the years ended December 31, 1997 and 1996, respectively. Previous to the Company entering into these leases, the Company was allocated facility cost from Daisy. Total minimum rentals under noncancelable operating leases over future years as of December 31, 1997 are:

 1998                                                                     $210
 1999                                                                      208
 2000                                                                       17
 2001                                                                        7
 2002                                                                        6
--------------------------------------------------------------------------------
                                                                          $448
================================================================================

NOTE 7 -- INCOME TAXES

   The income tax provision is comprised of the following:

                                                            December 31,
                                                  1997         1996       1995
--------------------------------------------------------------------------------
Current payable                                  $2,488        $423        $(9)
Deferred income taxes                              (231)        124         10
--------------------------------------------------------------------------------
                                                 $2,257        $547        $ 1
================================================================================

Notes to Financial Statements
(in thousands except share and per share data)


   Income tax expense is reconciled to the tax expense that would result from applying regular statutory rates to pretax income as follows:

                                                          December 31,
                                                  1997         1996       1995
--------------------------------------------------------------------------------
Income taxes at the
  statutory rate                                 $2.004        $486         $1
State taxes, net of
  federal benefit                                   253          61         --
--------------------------------------------------------------------------------
                                                 $2,257        $547         $1
================================================================================
   Deferred tax assets are comprised of the following:

                                                               1997       1996
--------------------------------------------------------------------------------
Deferred tax assets resulting from
Accounts receivable allowance                                 $  45      $  20
Accrued warranty                                                347         34
Accrued vacation                                                  8         10
Inventory valuation                                              78         13
Accrued insurance                                                 1          6
Accrued pension cost                                             --         27
Accrued postretirement benefit cost                              --         18
Stock options                                                   114         --
--------------------------------------------------------------------------------
                                                                593        128

Deferred tax liabilities from
Depreciation and amortization                                  (479)      (245)
--------------------------------------------------------------------------------
 Net deferred tax asset (liability)                           $ 114      $(117)
================================================================================

NOTE 8 -- EMPLOYEE BENEFIT PLANS

   Along with the Reorganization, the Company assumed responsibility for pension and post-retirement benefits for employees whose last work assignment was with the Company (see Note 1). No obligations for retired employees was assumed.

   Retirement Income Plan: The Company participates in a defined benefit pension plan which covers the Company's eligible employees and New Daisy's eligible employees. Plan assets are invested in various mutual funds. The expense for this plan allocated to the Company for the years ended December 31, 1997, 1996 and 1995 was $43, $44 and $19, respectively. Pension expense was allocated based on the earnings of the Company participants.

   On November 24. 1997, the Board of Directors of Brass Eagle and New Daisy approved a resolution for New Daisy to assume the role of plan sponsor and the assignment of the liability attributable to Brass Eagle employees to a separate defined benefit plan to be maintained exclusively for Brass Eagle employees. It is estimated that the liability transferred will be approximately $124 and will be funded by the transfer of an equal amount of assets. The transfer will take place in 1998 upon completion of the actuarial calculations required.

   In addition, the Company's Board of Directors has authorized the ceasing of benefit accruals under the current plan as of December 31, 1997. All Brass Eagle participants shall be considered fully vested as of December 31, 1997.

   Summarized information about the Daisy plan at December 31, 1997 is as follows: accumulated benefit obligation -- $13,628, projected benefit obligation -- $13,628, plan assets -- $13,196, unrecognized gain -- $1,253, accrued liability -- $1,685, service cost -- $161, interest -- $1,014. expected return on assets -- $981, amortization of prior service costs -- $20, net expense -- $214.

   The assumptions used to calculate the accrued pension cost are as follows:
80/0 weighted average discount rate used in determining the actuarial present value of the projected benefit obligation, 6% expected rate of compensation increase, and 90/a long-term rate of return on assets.

   Postretirement Benefits Other Than Pensions: The Company also participates in a postretirement benefit plan maintained by New Daisy. Employees retiring from the Company on or after attaining age 60 with ten years of service are entitled to postretirement health care benefits. These benefits are subject to deductibles, copayment provisions and other limitations. After attaining age 65, an eligible retiree's health care benefit coverage terminates. In December, 1997, the Board of Directors of the Company approved the spin-off of the Retiree Medical Plan to New Daisy and the termination of benefits attributable to new retirees as of January 1, 1998. The Company has no employees who are eligible for benefits under the Retiree Medical Plan. The expense for this plan allocated to Brass Eagle for the years ended December 31, 1997, 1996 and 1995 was $13, $17 and $25, respectively.

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------
                                  (in thousands except share and per share data)


NOTE 9 -- DUE FROM AFFILIATE

   The due from affiliate represents the net amount resulting from certain transactions between the Company and Daisy for the period from November 25, 1997 through December 31, 1997. These transactions include cash collection by Daisy on the Company's behalf, amounts related to tax attributes in accordance with the tax allocation agreement, payments made by Daisy on the Company's behalf to various vendors, administrative charges from Daisy in accordance with the administrative services agreement, and inventory transactions.

NOTE 10 -- DUE TO AFFILIATE

   Brass Eagle's cash collection and cash disbursements were administered by Daisy prior to the initial public offering. The net cash disbursed in excess of the net cash received is classified as intercompany debt. In addition, assets transferred from Daisy to the Company and liabilities assumed from Daisy by the Company are also accounted for through the intercompany debt account. There has been no interest expense charged for the use of these funds. The following is a summary of the intercompany activity.

                                                            December 31,
                                                  1997         1996      1995
--------------------------------------------------------------------------------
Balance at the beginning
 of the year                                    $ 3,352      $ 1,619    $  566
Cash received from
 customers                                      (22,793)     (11,516)   (3,602)
Cash paid to suppliers
   and others                                    22,316       11,366     4,397
Interest paid                                       318          227        41
Income taxes payable
   to Daisy                                       2,181          423        (9)
(Proceeds) payments of
   long-term debt                                 2,327        1,122    (2,000)
Purchase of property
   and equipment                                    766          111        48
Purchase of Brass Eagle                              --           --     2,178
   Divisional equity                              4,612           --        --
Payment to Daisy                                (10,342)          --        --
--------------------------------------------------------------------------------
Balance at the end of the year                  $ 2,737      $ 3,352    $1,619
================================================================================
Average balance
outstanding                                     $ 3,045      $ 2,486    $1,093
================================================================================

   The amount included in due to affiliate at December 31, 1997 includes the remaining payment due to Daisy for the payout of the intercompany indebtedness and divisional equity as of November 25, 1997 in the amount of $2,737.

NOTE 11 -- MAJOR CUSTOMERS AND SUPPLIERS

   Customers accounting for 10% or more of the Company's sales for the periods presented are as follows:

                                                            December 31,
                                                  1997         1996       1995
--------------------------------------------------------------------------------
Customer A                                         28%          14%        10%
Customer B                                         31%          22%          *
Customer C                                           *            *        15%
Customer D                                           *          10%          *
--------------------------------------------------------------------------------
                                                   59%          46%        25%
================================================================================

   * Customer's sales were less than 10% of the Company's sales in these periods.

   Accounts receivable balances from these customers were approximately $9,359 and $1,723 at December 31, 1997 and 1996, respectively.

   Certain customers, including one major customer, are still issuing purchase orders for the Company's product to New Daisy. The sales and accounts receivable balances related to these transactions are reflected on the Company's financial statement in accordance with an agency agreement established between New Daisy and the Company.

   The Company has entered into a strategic alliance with a paintball producer, pursuant to which the Company has agreed to serve as such producer's exclusive worldwide paintball distributor to all retail and wholesale outlets. This Agreement extends through August 1999, but is terminable prior to that time upon one year's notice and contains certain provisions which prohibit the Company from selling any competing products during the term of the Agreement. Failure of this supplier to meet the Company's product needs on a timely basis or loss of this supplier could have a material adverse effect on the Company.

Notes to Financial Statements
--------------------------------------------------------------------------------
(in thousands except share and per share data)


NOTE 12 -- RELATED PARTY TRANSACTIONS

   The Company has been allocated costs in the amounts of $4,608, $3,527 and $2,327 for the period ended November 25, 1997 and the years ended December 31, 1996 and 1995, respectively. The costs represent costs associated with advertising, promotions, utilities, insurance, customer service, warehousing, shipping, human resources, information systems, finance and legal services. As part of operating on a stand-alone basis, the Company has entered into an administrative services agreement for warehousing, shipping, human resources, information system, credit and collections, and legal services with New Daisy. The administrative services agreement will define specific services to be provided and the fees related to these services.

   During 1997, 1996 and 1995, the expenses related to these services were allocated to Brass Eagle as discussed in Note 1.

   For the years 1997, 1996 and 1995, there was no interest expense charged on the intercompany debt

   Tax Allocation Agreement: The Company and New Daisy entered into a Tax Allocation Agreement effective as of November 24, 1997. The Tax Allocation Agreement provides generally that the Company and New Daisy shall compute their separate federal and state tax liabilities as if they had always filed separate returns for each taxable period. The Company and New Daisy have agreed to reimburse each other for any reduction or increase in the tax obligation caused by the use of tax attributes allocable to the other. The significant tax attributes allocable include the gain on the spin-off of New Daisy, including the effects of revoking Daisy's LIFO election as of the beginning of the year, net operating losses generated by Daisy, and the potential benefits upon future exercises of stock options.

   Administrative Services Agreement: The Company and New Daisy entered into an administrative services agreement effective as of November 24, 1997 (the `Administrative Agreement). Pursuant to the Administrative Agreement, New Daisy will provide the Company with certain legal, administrative and computer information services through December 31, 1998 for $24 monthly. Unless terminated by prior written notice, the Administrative Agreement is automatically renewed annually for three years. The Administrative Agreement is terminable, in whole or in part, without penalty, by agreement of the parties if such services are no longer required. For the period from November 26, 1997 through December 31, 1997, the Company paid $42 in conjunction with this agreement

NOTE 13 -- GEOGRAPHIC SEGMENTS

   The Company sells paintball guns, paintballs and accessories through both foreign and major national domestic retailers. The following summarizes the geographic segment activity.

                                                            December 31,
                                                  1997         1996       1995
--------------------------------------------------------------------------------
Revenues
   United States                                $34,242      $11,845     $4,056
   Other geographic areas                         1,897        1,993        263

NOTE 14-- EMPLOYEE STOCK OPTIONS

   The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. FASB Statement No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) was issued by the FASB and if fully adopted changes the methods for recognition of cost on plans similar to those of the Company. Adoption of SFAS 123 is optional, however, pro forma disclosures as if the Company adopted the cost recognition requirements under SEAS 123 are presented below.

   Certain stock options consist of options granted when Charter Oak Partners and certain members of management acquired Daisy on June 30, 1993. The options granted in June 1993 reserved 5% of Daisy's common stock for issuance under the plan. These options were converted to options to purchase the Company's common stock effective with the Reorganization. The options granted vested on September 15, 1997, because of the Offering, and are exercisable until September 15, 2002. The exercise price of the options is fixed at $ .56 per share. The exercise price of the options granted by Daisy has generally been equal to or greater than fair market value

                                                   Notes To Financial Statements
--------------------------------------------------------------------------------
                                  (in thousands except share and per share data)


at the date of grant. Fair market value was determined by the Board of Directors without an independent valuation. As of December 31, 1997, there were 187,753 shares granted under this plan. Brass Eagle employees hold options to purchase 62,584 shares of common stock granted on June 30, 1993. None of these options have been exercised as of December 31, 1997.

   The Company also reserved 279,140 shares on June 30, 1993 to be distributed at the discretion of Daisy's compensation committee. The option price was fixed at $ .56 per share and the options are exercisable until June 1, 2003. As of December 31, 1997, 256,737 shares were granted under this plan. Brass Eagle employees held options to purchase 83,742 shares of common stock granted prior to December 31, 1997. None of these options have been exercised as of December 31, 1997.

   All 444,490 shares granted to both Brass Eagle and Daisy employees by Daisy under the above stock option plan are outstanding options to purchase the Company's stock and are currently vested and exercisable whether they are held by Brass Eagle employees or Daisy employees.

   Information regarding the Brass Eagle employees participating in the plan is shown below:
                                                                      Weighted
                                                        Number         Average
                                                          of          Exercise
                                                        Shares         Price
--------------------------------------------------------------------------------
Options outstanding at
 December 31, 1995                                       90,498         $ 0.56
Granted                                                  22,331           0.56
--------------------------------------------------------------------------------
Options outstanding at
 December 31, 1996                                      112,829           0.56
Granted prior to the
 initial public offering                                 33,497           0.56
Granted under the 1997
 stock option plan                                      178,870          11.06
--------------------------------------------------------------------------------
Options outstanding at
 December 31, 1997                                      325,196         $ 6.34
================================================================================

   There was no compensation expense recorded for the years ended December 31, 1996 and 1995 because the exercise price equaled or exceeded the fair market value of the option on the date of the grant. The Company recorded compensation expense of approximately $298 for the year ended December 31, 1997, based on the estimated fair market value of the Company including the anticipated consummation of an initial public offering (see Notes 1 and 14) at that time of approximately $9 per share. The Company determined the fair value of the options granted in August, 1997, based on the anticipated offering price to the public of $11 per share, less the estimated expenses of the offering of approximately $1 per share and a discount to reflect the lack of marketability of the Company's stock and risk prior to the potential initial public offering. A deferred tax asset of approximately $114 has also been recognized for the book tax differences associated with the options.

   The Company's net income and net income per share would be the same under SFAS 123 as under APB Opinion 25 for the years ended December 31, 1996, and 1995, because the options had no significant fair value on the dates distributed. Under SFAS 123, the Company's pro forma net income would be $3,262 or $.69 per share on a pro forma basic basis and $.64 per share on a diluted basis prior to the initial public offering. The weighted average fair value of options granted was approximately $9 per share. The following assumptions were used to calculate the option values: exercise price $ .56, risk-free weighted average rate 5.75%, option term 4 years, dividend yield 0%, and 30% volatility. The weighted average fair value of options granted November and December, 1997, was approximately $4 per share. The following assumptions were used to calculate option values: exercise price $11, risk-free weighted average rate 5.83%, option term six years, dividend yield 0%, and 30% volatility.

   The effects of applying SFAS 123 are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

   Along with the Reorganization and spin-off of New Daisy (see Note 1), the
New Daisy employees will retain their stock options in the Company. These individuals hold options to purchase 298,306 shares of common stock at $ .56 per share.

Notes to Financial Statements
(in thousands except share and per share data)


NOTE 15 -- PRO FORMA BASIC AND DILUTED NET
INCOME PER SHARE

   As discussed in Note 1, the Company, concurrent with the consummation of the initial public offering, completed a reorganization. Accordingly, the presentation of pro forma basic and diluted net income per share considers the effects of the reorganization and the 1,777.96-for-i stock split which occurred on November 24, 1997.

   In accordance with the regulations of the Securities and Exchange
Commission, the Company has deleted the presentation of basic net income per share and included pro forma basic net income per share for the years ended December 31, 1997 and 1996. Pro forma basic net income per share has been computed by dividing net income by the weighted average number of common shares outstanding during the period, plus the weighted average number of shares issued in the initial public offering whose proceeds would have been used to pay the divisional equity to Daisy as if these shares had been outstanding during all periods presented. Diluted net income per share has been computed by dividing net income by the pro forma basic shares outstanding plus the weighted average outstanding stock options during the periods presented.

   A reconciliation of the numerators and denominators of the pro forma basic net income per share and diluted net income per share for the years ended December 31, 1997 and 1996 are presented below.

                                                         1997         1996
--------------------------------------------------------------------------------
Pro forma basic net income per share
  Net income available to
  common stockholder                                   $    3,636   $      882
--------------------------------------------------------------------------------
Weighted average common
 share outstanding                                      4,860,368    4,623,112
Theoretical shares issued
 whose proceeds would
 have been used to pay
 divisional equity                                        377,926      419,279
--------------------------------------------------------------------------------
Pro forma basic weighted
 average shares outstanding                             5,238,294    5,042,391
--------------------------------------------------------------------------------
Pro farina basic net income
 per share                                                  $0.69        $0.18
--------------------------------------------------------------------------------

                                                         1997         1996
--------------------------------------------------------------------------------
Diluted net income per share
  Net income available to
  common stockholders                                  $    3,636   $      882
--------------------------------------------------------------------------------
Pro farina basic weighted
 average common shares
 outstanding                                            5,238,294    5,042,391
Add dilutive effect of
 stock options                                            431,710      400,931
--------------------------------------------------------------------------------
Weighted average dilutive
 common shares outstanding                              5,670,004    5,443,322
--------------------------------------------------------------------------------
   Diluted net income
    per share                                               $0.64        $0.16
--------------------------------------------------------------------------------

NOTE 16-- COMMITMENTS AND CONTINGENCIES

   Due to the risks associated with the misuse of paintball products, the Company anticipates that it will be a defendant in product liability lawsuits from time to time. Currently, the Company is named as a defendant in one lawsuit. To date, all claims and lawsuits have been resolved without any material cost or a material adverse effect on the Company and its prospects.

   In addition, the Company, Daisy, and certain other entities and individuals, including certain of the Company's distributors, are named as defendants in an action filed by Powerball, Inc. d/b/a TASO ("TASO"). TASO, which is one of the Company's distributors, has alleged that the Company and the other defendants have engaged in unlawful secret and discriminatory pricing practices in violation of California law. The Company believes that the claim is without merit and that it will be resolved without any material cost or material adverse effect on the Company and its prospects.

                                                              Market Information



STOCK PRICES

   The Company's Common Stock commenced trading, on November 26, 1997, on the national Market System of Nasdaq under the symbol "XTRM." The following table sets forth for the periods indicated the high and low closing sale prices of the Common Stock.

Fiscal 1997                                          High $         Low $
--------------------------------------------------------------------------------
Fourth Quarter                                        12 5/8         11 5/8
Initial Offering                                      11             11

SHAREHOLDERS OF RECORD

   The approximate number of shareholders of record of the Company's Common Stock as of April 3, 1998 was _____ .

DIVIDENDS

   The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain earnings to provide funds for its business operations and for the expansion of its business. Thus, it does not anticipate paying cash dividends in the foreseeable future.

CORPORATE INFORMATION

   A copy of the Company's latest Annual Report on Form 10-K, as filed with the Securities and Exchange Commission is available upon written request to the Chief Financial Officer, 1203 A North 6th St., Rogers, AR 72756.

TRANSFER AGENT AND REGISTRANT

SunTrust Bank
P.O. Box 4625
Atlanta, GA 30302-4625

AUDITORS

Crowe, Chizek and Company LLP
One Mid America Plaza
P.O. Box 3697
Oak Brook, IL 60522-3697

ANNUAL MEETING:

   The Annual Meeting of Shareholders will be held at Las Colinas Hilton Garden Inn, 7516 Las Colinas Blvd., Irving, TX 75063 on May 20, 1998 at 1:30 P.M.